UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EARNINGS RELEASE ThirdQuarter2025 November2025 EARNINGS RELEASE THIRD QUARTER 2025 Buenos Aires, Argentina, November 6, 2025 - Empresa Distribuidora y Comercializadora Norte S.A. (NYSE / BYMA: EDN) (“edenor” or “the Company”) Argentina’s largest electricity distributor both in terms of number of customers and energy sales, announces its results for the third quarter of 2025. All figures are stated in Argentine Pesos on a constant currency basis, and the information has been prepared in accordance with International Financial Reporting Standards (“IFRS”), except for what is expressly indicated in the Income Statement, which is expressed at historical values. Ticket: EDN Ratio: 20 Shares ClassB= 1ADR NumberofShares Net ofTreasury 875.7 MillionofShares | 43.8 MillionofADRs Total Shares 906.5 MillionofShares | 45.3 MillionofADRs MarketCapitalization ARS 2,234,256,035,700| USD 1,458,721,913.22 On Friday, 7th, 2025, at 11 am Buenos Aires / 9 am New York time, the Company will host a webcast to discuss Edenor’s 3Q25 results. The presentation will be given by Germán Ranftl, Edenor’s Chief Financial Officer. Those interested in participating in the webcast are required to register by clicking here. Questions will be answered exclusively through the webcast system. Webcast Information DATE: November7,2025 TIME: 11am BA / 9 am Nueva York Germán Ranftl ChiefFinancialOfficer Lucila Ramallo DeputyInvestor RelationsManager www.edenor.com investor@edenor.com Tel: +54 (11) 43465511 3Q 2025 EARNINGS WEBCAST TO JOIN THE WEBCAST PLEASE Clickhere Price ARS 2552,5| USD 33.3311/05/25 2 EARNINGS RELEASE THIRD QUARTER 2025 AGENDA 3 • Highlights • RegulatoryFramework • FinancialResults • OperatingIndicators • Investments • FinancialDebt • Summary EARNING RELEASE THIRD QUARTER 2025 01 HIGHLIGHTS EARNINGS RELEASE THIRD QUARTER 2025 HIGHLIGHTS 5 ✓ EBITDA 9M25 ARS 440 B reflecting tariff increases, operating efficiencies among other factors. ✓ 5-year tariff review completed ✓ YTD (Sept) VAD increase 26% vs 22% CPI INDICATORS POSITIVE EBITDA CAMMESA DEBT ✓ CAMMESA debt regularization: All outstanding balances in 3 payment plans (72-75 installments). ✓ Positive impact 9M25 ARS 199 billion. ✓ CAPEX: Investments of ARS 283 B at 9M25. ✓ Improvements in operating indicators ✓ Positive Working Capital ✓ S&P upgraded its national scale rating from raBBB- to raA+. ✓ DEBT ISSUANCE: USD 95M at 8.5% ✓ ICBC loan ARS 65 B – interest rate Corrected TAMCORI +7.7% CREDITSRATINGS & REDUCED DEBT COSTS EARNING RELEASE THIRD QUARTER 2025 02 REGULATORY FRAMEWORK EARNINGS RELEASE THIRD QUARTER 2025 REGULATORYFRAMEWORK 7 Tariffs Review Process 5 Year Tariff Review was completed (2025-2030): +319.2% nominal since February 2024 +43% Aug24/Sept25: EBITDA (ARS 133 B 3Q25). Includes monthly adjustment based on a formula considering IPIM (67%) and CPI (33%) + 0.42% EBITDA ARS 440B (9M25) YTD (Sept25): Tariff increase: +26% CPI: +22% FX ARS/USD: +34% EARNINGS RELEASE THIRD QUARTER 2025 REGULATORYFRAMEWORK 8 CAMMESA Debt Regularization (05-21-25) • Positive impact 9M25: ARS 199 B • All outstanding balances to CAMMESA were included in 3 payment plans (72-75 installments) at 50% BNA lending rate: ✓ Regularization of debt not included in existing payment plans prior to November 30, 2024, in 72 installments, with 12-month grace period, interest rate of 50% BNA, with Biannual review. ✓ The plan, whose installments were adjusted based on domestic MWh prices, was converted to pesos at the energy price applicable to October 2024, with an interest rate of 50% BNA, with the same conditions as the current plan (69 installments remaining as of Nov-25, with no grace period). • Edenor filed a claim of “Regulatory Asset”* * For past differences in tariff adjustments EARNING RELEASE THIRD QUARTER 2025 03 FINANCIAL RESULTS EARNINGS RELEASE THIRD QUARTER 2025 Revenues:Rose to ARS 740.8 billion in 3Q25 (+1% in constant currency vs. 3Q24). This was mainly due to the tariff regularization including the impact of February 2024 tariff adjustment (319.2%) and subsequent monthly adjustments since August 2024 (3% on average) The number of clients at 3Q25 reached 3.38 million (+2% vs. 3Q24). EnergyPurchases:Reached ARS 430.2 billion in 3Q25, representing a 5% decrease compared to the ARS 454.4 billion recorded in the same period of the previous year. This variation is mainly explained by lower energy demand during the quarter and more stable purchase prices, in a context of slower consumption growth and tariff adjustments. DistributionMargin:Increased to ARS 310.7 billion in 3Q25, representing a 12% increase compared to 3Q24. The accumulated distribution margin for January-September 2025 amounted to ARS 865.2 billion (+8% vs. 9M24). This was mainly due to higher tariffs, partially offset by increased energy costs (reduction in subsidies) NetFinancialResults:These were a net expense of ARS 99.0 billion in 3Q25, compared to a profit in 3Q24. This was mainly due to higher interest rates, issuance expenses, and foreign exchange differences, whereas in 3Q24 a gain had been recorded from the calculation of the balance with CAMMESA. NetResults:For 3Q25, a profit of ARS 40.6 billion was recorded, compared to ARS 152.4 billion in 3Q24. The main differences are explained by the decrease in RECPAM due to lower inflation and the positive impact of the tariff adjustment Investments:For3Q25,capex was ARS123.6billionwith a cumulative total of ARS 283.1 billion, in line with our investment plan 2025. Improvement in results. EDENOR invested ARS 283 B in 9M25 and achieved improvements in main operating indicators 10 (1)See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account. EARNINGS RELEASE THIRD QUARTER 2025 Sales volumes in 3Q25 totaled5,958GWh,(-0.79%vs.3Q24)mainlyduetotheeffecton demand from residential and industrialcustomers. Edenor’sclientbasereached3.38million(+2%vs3Q24),whichwasmainlyduetoanincreaseinresidentialandmedium-sizecommercialclients. Withthecontinuationofoureffortstoimprovemarketdiscipline,atotalof7,571energymeterswereinstalledinthethirdquarterof2025,whichwerelargelydesignedtoconvertinformal,unreportedconnectionsintofullytransparentconnectionsintheelectricitydistributionsystem. Energy sales volume in 3Q25 was slightly lower than in 3Q24 11 ENERGY SALES VOLUMES *3Q25: 897,608 customersbenefitedfromSocial Tariff GWhPart. %CustomersGWhPart. %Customers% GWh% CustomersResidential *8,225 46.8%3,012,811 8,290 47.2%2,956,093 (0.8%)1.9%Small commercial1,555 8.8%327,108 1,568 8.9%331,082 (0.8%)(1.2%)Medium commercial1,153 6.6%32,382 1,142 6.5%31,617 0.9%2.4%Industrial2,578 14.7%7,274 2,627 15.0%7,285 (1.9%)(0.2%)Wheeling System2,914 16.6%878 2,814 16.0%785 3.5%11.8%Others Public lighting465 2.6%21 454 2.6%21 2.5%0.0%Social Neighbhoods and others683 3.9%679 656 3.7%646 4.0%5.1%Total17,572100%3,381,15317,551100%3,327,5290.12%2%GWhPart. %CustomersGWhPart. %Customers% GWh% CustomersResidential *2,808 47.1%3,012,811 2,898 48.3%2,956,093 (3.1%)1.9%Small commercial513 8.6%327,108 498 8.3%331,082 3.1%(1.2%)Medium commercial385 6.5%32,382 375 6.2%31,617 2.7%2.4%Industrial854 14.3%7,274 863 14.4%7,285 (1.1%)(0.2%)Wheeling System952 16.0%878 935 15.6%785 1.9%11.8%Others Public lighting163 2.7%21 163 2.7%21 0.1%0.0%Social Neighbhoods and others282 4.7%679 274 4.6%646 3.1%5.1%Total5,958100%3,381,1536,005100%3,327,529(0.79%)2%9M259M24Variation3Q 20253Q 2024Variation EARNINGS RELEASE THIRD QUARTER 2025 12 Cost management improvements: Operating expenses for 3Q25 decreased 4%, reaching a total of ARS 257.0 billion. This was mainly due to an 8% reduction in salaries, following the implementation of a Development and Retirement Plan aimed at fostering talent renewal and optimizing the workforce. Additional efficiencies were achieved in the use of materials and inventory management. Likewise, the ENRE approved the reconsideration of the valuation of penalties. At the end of September 2025, collectability was 95.59%, resulting in a period-end accrued bad debt of ARS 82,042 million. OPERATING EXPENSES Lower operating expenses in 3Q25 (-4% vs. 3Q24) EARNINGS RELEASE THIRD QUARTER 2025 EBITDA EBITDA ARS 440 B (9M25) 13 ❖ EBITDA 3Q25 was ARS 133.3 billion an improvement from the ARS 60.2 billion recorded in 3Q24. Accumulated 9M25 EBITDA was ARS 440 billion an increase of +141% o Includes an accumulated gain of ARS 199 billion due to the positive effect of the regularization agreement with CAMMESA for outstanding balances. Not including the CAMMESA gain, EBITDA was ARS 239 billion, up 31% YoY. o Positiveimpactwasduetohigherrevenuesasaresultofthe5-YearTariffReview,includingtheinitialadjustment(319.2%asofFebruary16,2024)+43%fortheperiodAug24-Sept25 o Increase in energy purchases due to the reduction of subsidies, which established limits of 250 kw in N3 and 350 kw in N2. o Cost management contributed to the positive results, with focus on streamlining operations and technology. EARNING RELEASE THIRD QUARTER 2025 04 OPERATING RESULTS EARNINGS RELEASE THIRD QUARTER 2025 9.7 9.1 8.4 7.4 6.0 5.4 5.2 5.4 5.5 9.0 6.9 6.2 4.6 4.1 3.6 3.4 3.5 2.8 2.0 4.0 6.0 8.0 10.0 12.0 2017 2018 2019 2020 2021 2022 2023 2024 sep-25 30.3 28.9 26.3 21.8 13.7 10.4 10.0 10.0 10.3 27.6 22.7 15.9 12.2 10.7 8.6 8.2 8.7 7.1 3.0 8.0 13.0 18.0 23.0 28.0 33.0 38.0 2017 2018 2019 2020 2021 2022 2023 2024 sep-25 15 SAIDIhours/ year/ customer SAIFI times / year/customer -74% -68% At the end of the third quarter of 2025, the SAIDI and SAIFI indicators were 7.1 hours and 2.8 average outages per client, respectively, in the period, which are improvements of 74% and 68% , respectively, compared to 2017. These levels are the lowest observed since 2017 and are below the Regulator’s requirements. This recovery in service is mainly due to the strong investments that the Company has made over the last year. These investments have been focused on implementing improvements in operational processes and the adoption of technology applied to the operation and management of the network. QUALITY STANDARDS Note: SAIDI: Measures the number of hours a user is without service per year | SAIFI: Measures the number of times a user is without service per year. Requested Real EARNINGS RELEASE THIRD QUARTER 2025 16 Energy losses LTM were 15.4% as of September 2025. Driving Innovation and Efficiency in Loss Mitigation: We continue to leverage the potential of analytical and artificial intelligence tools, strategically optimizing inspection routes and raising their efficacy. The mission of DIME (“market discipline”) actions remains resolute: identifying and rectifying irregular connections, thwarting fraud, and curbing energy pilferage. Measurable Strides in Inspection and Detection: From July to September 2025, a substantial total of 63,877 inspections were conducted on Tariff 1 (Residential and General users), which showed an efficiency rate of 58.4%. This stands in comparison to the same period in the prior year when 116,243 inspections yielded an efficiency rate of 47.7%. Recovery Initiatives and Redefining Balance: To the inspections of MIDE and conventional meters was added the normalization of inactive accounts (that had been cancelled after the delinquency process had been exhausted) with MIDE meters. Progress is being made in the implementation of a system that fully and efficiently integrates the growing number of country clubs and closed neighborhoods. Despite our consistent efforts, cases of repeat fraud have continued. ENERGY LOSSES EARNING RELEASE THIRD QUARTER 2025 05 INVESTMENTS EARNINGS RELEASE THIRD QUARTER 2025 18 CAPEX ARS 283,079 M ARS 323,173 M ❖ 9M25 ARS 283 B COMMISSIONED PROJECTS Expansionofthe132 kV busbarat theZAPPALORTO Substation New 132 kV undergroundtransmissionline (8.75 km) ZAPPALORTO –MERLO New PUERTOS DEL LAGO Step-Down Center 33/13.2 kV –2x20 MVA New MARTÍNEZ Substation132/13.2 kV –2x80 MVA PLANNED FOR 2026 DecommissioningoftheNEWBERY Substation(27.5 kV) withnew facilitiesand interconnectiontotheCOLEGIALES Substation–April 2026 ExpansionofZAPPALORTO Substation220/132 kV to3x300 MVA –after April 2026 New MORENO Substation132/13.2 kV –2x80 MVA –after April 2026 ExpansionofBANCALARI Substation132/13.2 kV to2x80 MVA –after April 2026 INVESTMENTS IN LINE WITH CAPEX PLAN 2025 EARNING RELEASE THIRD QUARTER 2025 06 FINANCIAL DEBT EARNINGS RELEASE THIRD QUARTER 2025 20 FINANCIAL DEBT Notes: S&P Global Ratings has upgraded the Company's institutional rating and national scale Note Program rating to ‘raA+', with a stable outlook. Moody's Ratings has upgraded the Company's global scale rating to 'B3' from 'Caa1', with a positive outlook, and S&P Global Ratings has upgraded the rating to ‘B-' from CCC+, with a stable outlook. LoansUSD 97 M TOTAL FinancialDebt554 M EARNING RELEASE THIRD QUARTER 2025 07 SUMMARY EARNINGS RELEASE THIRD QUARTER 2025 Relevant Aspects ➢ EBITDA - Major improvement in EBITDA led by tariff relief (5-year tariff review completed) + cost management ➢ CAMMESA Debt - On schedule with all payments for energy purchases. ➢ CAPEX • Annual CAPEX remained stable at approximately USD 200 million (equivalent). • All large consumers (T3) are now equipped with smart meters (8,156). ➢ Ratings • Since Sept 2024,credit rating agencies have upgraded both national and global ratings by an average of 4–5 notches ➢ Indicators • Consistent improvements in operations • Positive Working Capital ➢ Regulatory Asset Claim • On October 21st, a Regulatory Asset Claim was filed EARNINGS RELEASE THIRD QUARTER 2025 ABOUT EDENOR Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, edenor distributes electricity exclusively in the northwest of Greater Buenos Aires and in the northern area of the City of Buenos Aires, to 3.38 million customers (a population of approximately 9 million inhabitants) in an area of 4,637 square kilometers. In 3Q25, edenor sold 5,958 GWh of electricity and purchased 7,110 GWh (including demand from the toll system), registering revenues for 3Q25 of ARS 740,837 million. Net earnings for the third quarter 2025 were a profit of ARS 40,638 million. EARNINGS RELEASE THIRD QUARTER 2025 INVESTOR RELATIONS CONTACTS investor@edenor.com | Tel. +54 (11) 4346 5511 Lucila Ramallo | Deputy Investor Relations Manager German Ranftl | Chief Financial Officer EARNINGS RELEASE THIRD QUARTER 2025 25 Condensed Interim Consolidated Statement of Comprehensive Income For thenine-monthperiodendedonSeptember30, 2025 and 2024 Valuesexpressedin constantcurrencybasis (1)See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account. 09.30.202509.30.2024Restated (1) AR$AR$Revenues2,118,3371,861,603Energy Purchases(1,253,171)(1,059,899)Distribution Margin 865,166801,704Transmission and distribution expenses(396,967)(419,033)Gross Profit468,199382,671Selling expenses(170,160)(200,849)Administrative expenses(209,084)(148,178)Other operating income47,79131,931Other operating expense(37,584)(30,127)Loss from investment in subsidiary and interest in joint (70)(63)Operating Results99,09235,385Agreement on the Regularization of Obligations199,433Financial income4351,038Financial cost(202,613)(402,614)Other financial results(90,630)(120,585)Net financial costs(292,808)(522,161)RECPAM209,782694,600Income (loss) before taxes215,499207,824Income tax (36,038)143,920Income for the period179,461351,744Basic and diluted earnings Profit per share:Income per share ( argentine pesos per share) 205.10401.99In million of Argentine Pesosin constant figures EARNINGS RELEASE THIRD QUARTER 2025 26 Consolidated Statement of Comprehensive Income For thenine-monthperiodendedonSeptember30, 2025 and 2024 Valuesexpressedat historicalvalues 09.30.202509.30.2024AR$AR$Revenues1,959,6791,211,237Energy Purchases(1,158,121)(689,564)Subtotal801,558521,673Transmission and distribution expenses(276,459)(188,356)Gross Profit 525,099333,318Selling expenses(144,173)(116,525)Administrative expenses(182,043)(85,907)Other operating income, net15,112(6,516)Operating Results213,997124,370Agreement on the Regularization of Obligations187,796Financial income413658Financial expenses(245,442)(268,004)Other financial expense(27,879)(32,201)Net financial expense(272,909)(299,547)Profit before taxes128,884(175,177)Income tax 15,10823,208Profit for the period143,992(151,969)Basic and diluted earnings Profit (Loss) per share:Income per share (argentine pesos per share) 164.56(173.68)In million of Argentine Pesosat histórical values EARNINGS RELEASE THIRD QUARTER 2025 27 Condensed Interim Consolidated Statement of Financial Position For thenine-monthperiodendedas ofSeptember30, 2025 and December31, 2024 Valuesexpressedona constantcurrencybasis 09.30.202512.31.2024AR$AR$ASSETSNon-current assets Property, plant and equipment 3,803,789 3,662,175 Interest in joint ventures 78 148 Right-of-use asset 9,838 12,747 Other receivables 526 150 Financial Assets at fair value throght profit or loss 33,792 Total non-current assets 3,848,023 3,675,220 Current assetsInventories 210,550 182,672 Other receivables 42,141 69,102 Trade receivables 487,607 441,966 Financial assets at amortized cost 10,339 12,440 Financial assets at fair value through profit or loss 437,144 443,165 Cash and cash equivalents 37,327 29,173 Total current assets 1,225,108 1,178,518 TOTAL ASSETS 5,073,131 4,853,738 In million of Argentine Pesosin constant figures09.30.202512.31.2024AR$AR$EQUITYShare capital 875 875 Adjustment to share capital 905,716 905,716 Additional paid-in capital 12,598 12,598 Treasury stock 31 31 Adjustment to treasury stock 19,369 19,369 Cost treasury stock (74,217) (74,217) Legal reserve 79,332 62,737 Voluntary reserve 900,847 607,545 Other comprehensive loss (6,442) (6,442) Accumulated profits 179,461 309,897 TOTAL EQUITY 2,017,570 1,838,109 LIABILITIESNon-current liabilitiesTrade payables 4,330 3,439 Other payables 357,541 228,893 Borrowings 547,009 432,913 Deferred revenue 133,287 131,883 Salaries and social security payable 10,154 7,593 Benefit plans 18,970 16,646 Deferred tax liability 779,099 838,871 Tax liabilities - - Provisions 23,125 26,225 Total non-current liabilities 1,873,515 1,686,463 Current liabilitiesTrade payables 618,112 925,446 Other payables 85,853 137,390 Borrowings 256,595 137,250 Deferred revenue 693 126 Salaries and social security payable 57,000 75,509 Benefit plans 1,441 1,758 Tax payable 63,758 41,816 Income Tax liabilities 76,384 - Provisions 22,210 9,871 Total current liabilities 1,182,046 1,329,166 TOTAL LIABILITIES 3,055,561 3,015,629 TOTAL LIABILITIES AND EQUITY 5,073,131 4,853,738 EARNINGS RELEASE THIRD QUARTER 2025 28 For thenine-monthperiodendedonSeptember30, 2025 and 2024 Valuesexpressedona constantcurrencybasis Condensed Interim Consolidated Statement of Cash Flows (1)See Note 1: Retroactive restatement of the previously issued financial statements – Deferred tax liability generated by the Property, plant and equipment account. 09.30.202509.30.2024Restated (1) AR$AR$Cash flows from operating activitiesIncome for the period179,461351,744Adjustments to reconcile net (loss) profit to net cash flows from operating activities:87,261(136,826)Changes in operating assets and liabilities: Increase in trade receivable (123,858)(373,908)(Decrease) Increase in trade payables(365,056)313,216(Decrease) Increase in salaries and social security payable (982)20,120Others359,284212Net cash flows generated by operating activities136,110174,558Net cash flows used in investing activities(253,795)(464,004)Net cash flows generated by financing activities 161,139219,816Increase in cash and cash equivalents43,454(69,630)Cash and cash equivalents at beginning of year (38,482)24,244Exchange differences in cash and cash equivalents11,0512,214Result from exposure to inflation (501)(132)Increase in cash and cash equivalents43,454(69,630)Cash and cash equivalents at the end of the period15,522(43,304)Supplemental cash flows informationNon-cash activitiesAcquisitions of advances to suppliers,property, plant and equipment through increased trade payables(32,885)(16,357)Acquisitions of advances to suppliers, rights- of- use assets through increased trade payables(2,476)(5,128)Acquisition of minority interest through increase other payables -In million of Argentine Pesosin constant figures EARNINGS RELEASE THIRD QUARTER 2025 The material that follows is a presentation of general background information about Edenor as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information. This presentation contains forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based in our current assumptions, expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While Edenor's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Edenor, which could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.” DISCLAIMER 29 Further, if Edenor’s actual results are less favorable than those shown in the projections or if the assumptions used in the projections prove to be incorrect, Edenor may not be able to make dividend payments in the amount forecasted, or at all. Edenor undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise, nor makes any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as a promise or representation. Management is not making and you should not infer any representation about the likely existence of any particular future set of facts or circumstances. This presentation does not constitute or form part of, and should not be construed as, any offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of Edenor nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of Edenor. Persons who intend to purchase or subscribe for securities of Edenor in any potential future offering are reminded that any such purchase or subscription may be made solely on the basis of the information contained in the prospectus or offering circular in connection with such proposed offering. In particular, this presentation and the information contained herein are not an offer of securities for sale in the United States. The market and competitive position data, including market forecasts, used throughout this presentation was obtained from internal surveys, market research, publicly available information and industry publications. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Edenor does not make any representation as to the accuracy of such information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 6, 2025